

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

January 16, 2008

Mr. Frank F. Ferola
Chief Executive Officer
The Stephan Co.
1850 West McNab Road
Fort Lauderdale, Florida 33309

> **RE:** **The Stephan Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2007**
> **Filed April 18, 2007 and November 19, 2007**
> **File No. 1-4436**

Dear Mr. Ferola:

We have reviewed your response dated November 12, 2007 to our comment letter dated October 30, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 8. Income Taxes, page F-19

1. We have reviewed your response to comment one in our letter dated October 30, 2007. Please provide us your revised rate reconciliation for the fiscal year ended December 31, 2007. Additionally, please clarify what the "deferred tax expense credit" represents, how the amount is computed, and why this item affects your total income tax provision and effective income tax rate. Please reference the applicable provision(s) of SFAS 109 which support your treatment of this item.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

2.   We note you filed restatement information or information regarding non-reliance on previously issued financial statements in this filing and not in an Item 4.02 Form 8-K. Item 4.02 of Form 8-K requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in SFAS 154. Please tell us if you believe the disclosures you provide in this filing include all of the required Item 4.02 Form 8-K disclosures, and whether such information was filed timely (within four business days of the event that triggered the filing obligation), and if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion.   Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

                                        Sincerely,

                                        William Thompson
                                        Branch Chief